UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)
(AMENDMENT NO. 1)

FIESTA RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
(NAME OF ISSUER)

COMMON STOCK ($0.01 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)

31660B101
--------------------------------------------------------------------------------
(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,799,870(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,799,870(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,799,870

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	11.8%(2)

14.	Type of Reporting Person*
PN

(1) On March 21, 2013, Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”, and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), and Fiesta Restaurant Group, Inc. (the “Company”) entered into an Underwriting Agreement with Jefferies LLC, as representative of the several underwriters named therein (the “Underwriters”), relating to the offer and sale (the “Offering”) by Jefferies Capital Partners to the Underwriters of an aggregate of 3,335,000 shares, which includes 435,000 shares of Common Stock exercised by the Underwriters as part of an over-allotment, of the Company’s common stock, par value $0.01 per share (“Common Stock”). The Offering closed on March 27, 2013. Accordingly, after giving effect to the sale of Common Stock under the Underwriting Agreement, Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	322,479(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	322,479(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	322,479(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	1.4%(2)

14.	Type of Reporting Person*
OO

(1) After giving effect to the sale of Common Stock under the Underwriting Agreement, Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	102,390(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	102,390(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	102,390(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	0.4%(2)

14.	Type of Reporting Person*
OO

(1) After giving effect to the sale of Common Stock under the Underwriting Agreement, JCP Partners is the beneficial owner of 102,390 shares of Common Stock.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,224,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,224,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,224,739(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	13.6%(2)

14.	Type of Reporting Person*
OO

(1) After giving effect to the sale of Common Stock under the Underwriting Agreement, (a) Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock and (c) JCP Partners is the beneficial owner of 102,390 shares of Common Stock.  JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV, and is the managing member of each of Jefferies Employee Partners and JCP Partners.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,224,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3.224,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3.224,739(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	13.6%(2)

14.	Type of Reporting Person*
OO

(1) After giving effect to the sale of Common Stock under the Underwriting Agreement, (a) Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock and (c) JCP Partners is the beneficial owner of 102,390 shares of Common Stock.  Jefferies Capital Partners LLC, a Delaware limited liability company (“Manager”), is the manager of Jefferies Capital Partners and the managing member of General Partner.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	7,868(1)
	8.	SHARED VOTING POWER	3,224,739(2)
	9.	SOLE DISPOSITIVE POWER	7,868(1)
	10.	SHARED DISPOSITIVE POWER	3,224,739(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,232,607(1)(2)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	13.7%(3)

14.	Type of Reporting Person*
IN

(1) Brian P. Friedman (“Mr. Friedman”) is a member of the Company's board of directors.  On June 8, 2012, the Company granted Mr. Friedman a restricted stock award comprised of 7,868 shares of Common Stock.

(2) After giving effect to the sale of Common Stock under the Underwriting Agreement, (a) Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock and (c) JCP Partners is the beneficial owner of 102,390 shares of Common Stock.  Mr. Friedman is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

(3) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

SCHEDULE 13D/A
CUSIP No.: 31660B101	13D/A	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,224,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,224,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,224,739(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	13.6%(2)

14.	Type of Reporting Person*
IN

(1) After giving effect to the sale of Common Stock under the Underwriting Agreement, (a) Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock and (c) JCP Partners is the beneficial owner of 102,390 shares of Common Stock.  James L. Luikart (“Mr. Luikart”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

(2) Based on 23,644,639 shares of Common Stock outstanding as of February 22, 2013, as represented in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012.

Page 9 of 14 Pages

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by each of Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”, and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), JCP IV LLC, a Delaware limited liability company (“General Partner”), Jefferies Capital Partners LLC, a Delaware limited liability company (“Manager”), Brian P. Friedman (“Mr. Friedman”) and James L. Luikart (“Mr. Luikart”, and together with Jefferies Capital Partners, General Partner, Manager and Mr. Friedman, the “Reporting Persons”) on May 17, 2012 (the “Original Filing”).

The agreement between the Reporting Persons filing this Amendment No. 1 to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  The filing of this Amendment No. 1 shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any shares of common stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Company”), disposed by Jefferies Capital Partners. General Partner, Manager, Mr. Friedman and Mr. Luikart disclaim beneficial ownership of the shares of Common Stock disposed of by Jefferies Capital Partners except to the extent of their pecuniary interest therein.

Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.  Except as expressly provided for herein, all Items of the Original Filing remain unchanged.

Item 1.  Security and Issuer.

Item 1 of the Original Filing is hereby amended and supplemented as follows:

The principal executive offices of the Company are located at 14800 Landmark Boulevard, Suite 500, Addison, Texas 75254.

Item 4.  Purpose of the Transaction.

Item 4 of the Original Filing is hereby amended and supplemented as follows:

Underwriting Agreement

On March 21, 2013, Jefferies Capital Partners and the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC, as representative of the several underwriters named therein (the “Underwriters”), pursuant to which Jefferies Capital Partners agreed to sell to the Underwriters, and the Underwriters agreed to purchase from Jefferies Capital Partners, an aggregate of 3,335,000 shares of Common Stock, which included 435,000 shares of Common Stock exercised by the Underwriters as part of an over-allotment, at a price of $23.28 (net of Underwriters’ discounts and commissions) per share of Common Stock (the “Sale”).  On March 27, 2013, the Sale closed.  Immediately following the Sale, (a) Jefferies Capital Partners IV is the beneficial owner of 2,799,870 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 322,479 shares of Common Stock and (c) JCP Partners is the beneficial owner of 102,390 shares of Common Stock.

A copy of the Underwriting Agreement is filed as Exhibit 2 to this Amendment No. 1, and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Underwriting Agreement, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners entered into a separate Lock-Up Agreement (each, a “Lock-Up Agreement”), pursuant to which each agreed that, during the

Page 10 of 14 Pages

period beginning on March 18, 2013 and ending 90 days thereafter (the “Lock-up Period”), without the prior written consent of Jefferies LLC, which may be withheld in the sole discretion of Jefferies LLC, it will not (i) directly or indirectly sell, offer to sell, contract to sell or lend; effect any short sale or establish or increase a “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act); pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any shares of Common Stock, any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock (collectively, “Lock-Up Shares”) currently or hereafter owned of record or beneficially by it, (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Lock-Up Shares, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of any Lock-Up Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (iv) publicly announce any intention to do any of the foregoing, in each case subject to certain prescribed exceptions.

A copy of the Lock-Up Agreements entered into by each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners are filed as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 1, and are incorporated herein by reference.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and supplemented as follows:

(a)
Based upon certain representations made by the Company in the Company’s Annual Report on Form 10-K for the year ended December 30, 2012, there were 23,644,639 shares of Common Stock outstanding as of February 22, 2013. As of March 27, 2013, and after giving effect to the Sale (as described and defined in Item 4 above), (A) Jefferies Capital Partners IV beneficially owns 2,799,870 shares of Common Stock, or approximately 11.8% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners beneficially owns 322,479 shares of Common Stock, or approximately 1.4% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners beneficially owns 102,390 shares of Common Stock, or approximately 0.4% of the Common Stock deemed issued and outstanding as of that date, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, may be deemed to be the beneficial owner, in the aggregate, of 3,224,739 shares of Common Stock, or approximately 13.6% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 2,799,870 shares of Common Stock, or approximately 11.8% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV, (II) 322,479 shares of Common Stock, or approximately 1.4% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 102,390 shares of Common Stock, or approximately 0.4% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, may be deemed to be the beneficial owner, in the aggregate, of 3,224,739 shares of Common Stock, or approximately 13.6% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 2,799,870 shares of Common Stock, or approximately 11.8% of the Common Stock, which may be deemed to be beneficially

Page 11 of 14 Pages

owned by Jefferies Capital Partners IV, (II) 322,479 shares of Common Stock, or approximately 1.4% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 102,390 shares of Common Stock, or approximately 0.4% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager and (with respect to 7,868 shares of Common Stock) in his individual capacity, may be deemed to be the beneficial owner, in the aggregate, of 3,232,607 shares of Common Stock, or approximately 13.7% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 3,224,739 shares of Common Stock, or approximately 13.6% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners, and (II) 7,868 shares of Common Stock or approximately 0.03% of the Common Stock, which are beneficially owned by Mr. Friedman, and (G) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 3,224,739 shares of Common Stock, or approximately 13.6% of the Common Stock deemed issued and outstanding as of that date.

(b)
Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 2,799,870 shares of Common Stock of which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 322,479 shares of Common Stock of which it is deemed the beneficial owner. JCP Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 102,390 shares of Common Stock of which it is deemed the beneficial owner. Each of Manager, General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 3,224,739 shares of Common Stock of which it may be deemed the beneficial owner. None of Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman or Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock of which it is or may be deemed the beneficial owner, except that Mr. Friedman has the sole power to vote or dispose of 7,868 shares of Common Stock of which he is the beneficial owner.

(c)
Other than the transactions described in this Amendment No. 1, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

Page 12 of 14 Pages

(d)	(i)
The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)
The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii)
The members of Manager and General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and supplemented as follows:

Underwriting Agreement

On March 21, 2013, Jefferies Capital Partners and the Company entered into the Underwriting Agreement with the Underwriters, pursuant to which Jefferies Capital Partners agreed to sell to the Underwriters, and the Underwriters agreed to purchase from Jefferies Capital Partners, an aggregate of 3,335,000 shares of Common Stock, which included 435,000 shares of Common Stock exercised by the Underwriters as part of an over-allotment, at a price of $23.28 (net of Underwriters’ discounts and commissions) per share of Common Stock.  Pursuant to the Underwriting Agreement, Jefferies Capital Partners and the Company agreed to indemnify the Underwriters against certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make because of any of those liabilities.  On March 27, 2013, the Sale closed.  Immediately following the Sale, Jefferies Capital Partners beneficially owned 3,224,739 shares of Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement which is attached hereto as Exhibit 2, and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Underwriting Agreement, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners entered into a separate Lock-Up Agreement, pursuant to which each agreed that, during the Lock-up Period, without the prior written consent of Jefferies LLC, which may be withheld in the sole discretion of Jefferies LLC, it will not (i) directly or indirectly sell, offer to sell, contract to sell or lend; effect any short sale or establish or increase a “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act); pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of any Lock-Up Shares currently or hereafter owned of record or

Page 13 of 14 Pages

beneficially by it, (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Lock-Up Shares, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Lock-Up Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (iv) publicly announce any intention to do any of the foregoing, in each case subject to certain prescribed exceptions.

The foregoing description of each Lock-Up Agreement entered into by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners does not purport to be complete and is qualified in its entirety by reference to such Lock-Up Agreements, which are attached hereto as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

The descriptions of the transactions and agreements set forth in this Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Amendment No. 1 as an exhibit pursuant to Item 7 hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1
Joint Filing Agreement between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC, JCP IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart

2	Underwriting Agreement, dated as of March 21, 2013, between Fiesta Restaurant Group, Inc., Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Jefferies LLC

3	Lock-Up Agreement, dated as of March 18, 2013, by Jefferies Capital Partners IV L.P.

4	Lock-Up Agreement, dated as of March 18, 2013, by Jefferies Employee Partners IV LLC

5	Lock-Up Agreement, dated as of March 18, 2013, by JCP Partners IV LLC

Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 5, 2013

JEFFERIES CAPITAL PARTNERS IV L.P.
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JCP IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart